                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(D)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

 (Mark One)
     /X/                  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993
                                              OR
     / /                TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                    THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                                COMMISSION FILE NUMBER 1-7377

A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                              BANKAMERISHARE PLAN

B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            BANKAMERICA CORPORATION

                             Bank of America Center

                             555 California Street

                        San Francisco, California 94104

FINANCIAL STATEMENTS:

                                                                    PAGE
Report and Consent of Independent Auditors........................    3
Statements of Net Assets Available for Plan Benefits..............    4
Statements of Changes in Net Assets Available for Plan Benefits...    6
Notes to Financial Statements.....................................    8
Schedule of Investments...........................................   12
Schedule of Reportable Transactions...............................   13

EXHIBITS:

     The consent of independent auditors is included in the REPORT AND CONSENT OF INDEPENDENT AUDITORS set forth on page 3.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            BANKAMERISHARE PLAN

                                            By       KATHLEEN J. BURKE
                                            ------------------------------------
                                                     Kathleen J. Burke

                                            By       BARBARA J. DESOER
                                            ------------------------------------
                                                     Barbara J. Desoer

Dated:  May 12, 1994                        By          NORMAN SNELL
                                            ------------------------------------
                                                        Norman Snell

                                              A majority of the members of the
                                            Employee
                                            Benefits Administrative Committee.

                                            By        LEWIS W. COLEMAN
                                            ------------------------------------
                                                      Lewis W. Coleman

                                            By       DAVID A. COULTER
                                            ------------------------------------
                                                      David A. Coulter

                                            By     RICHARD A. LAIDERMAN
                                            ------------------------------------
                                                    Richard A. Laiderman

                                            By       RAYMOND R. PETERS
                                            ------------------------------------
                                                     Raymond R. Peters

Dated:  May 12, 1994                        By         JOHN O. WILSON
                                            ------------------------------------
                                                       John O. Wilson

                                              A majority of the members of the
                                            Employee
                                            Benefits Investment Committee.

                                            BANK OF AMERICA NATIONAL TRUST
                                              AND SAVINGS ASSOCIATION
                                                         (Trustee)

Dated:  May 12, 1994                        By       JOHN R. LLOYD, JR.
                                            ------------------------------------
                                                     John R. Lloyd, Jr.
                                                  Executive Vice President

                   REPORT AND CONSENT OF INDEPENDENT AUDITORS

The Employee Benefits Administrative and
  Employee Benefits Investment Committees of
  BankAmerica Corporation

BANKAMERISHARE PLAN:

     We have audited the accompanying statements of net assets available for plan benefits of BankAmerishare Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments and reportable transactions as of or for the year ended December 31, 1993, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

     In addition, we consent to the incorporation by reference in Registration Statement number 33-13368 on Form S-8 filed with the Securities and Exchange Commission on April 13, 1987, as amended July 15, 1987 and February 27, 1989, and in Registration Statement number 33-28252 on Form S-8 filed with the Securities and Exchange Commission on April 19, 1989, as amended August 15, 1989, and February 22, 1990, of our report on the financial statements and schedules included in the Annual Report on Form 11-K of the Plan for the year ended December 31, 1993.

                                            /s/  ERNST & YOUNG
San Francisco, California
April 11, 1994

                              BANKAMERISHARE PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                 DECEMBER 31, 1993
                        ----------------------------------------------------------------------------------------------------
                             BAC           BOND        DIVERSIFIED                    INCOME         MONEY
                        COMMON STOCK    INVESTMENT       EQUITY         TRASOP     ACCUMULATION     MARKET      PARTICIPANT
                            FUND           FUND           FUND           FUND          FUND          FUND          LOANS
                        -------------   -----------    -----------    ----------   ------------   -----------   ------------
ASSETS
Investments:
  BAC common stock..... $ 653,183,262   $        --    $        --    $44,868,357  $        --    $        --   $        --
  Other common stock...            --            --          4,014            --            --             --            --
  Collective investment
    funds..............     1,994,400   174,432,436    266,399,056         1,565     1,914,257    209,959,442     2,580,805
  Bank investment,
    insurance and other
    contracts..........            --            --             --            --   170,832,562             --            --
Loans to participants..            --            --             --            --            --             --    59,513,123
  Other investments....            --            --             --            --            --             --            --
                        -------------   -----------    -----------    ----------   ------------   -----------   ------------
      Total
        investments....   655,177,662   174,432,436    266,403,070    44,869,922   172,746,819    209,959,442    62,093,928
Receivables:
  Employer
    contributions......       908,254       404,948        730,985            --       418,043        563,523            --
  Interest and
    dividends..........         7,603         3,221          5,799            35       997,194        589,355         5,639
  Investment securities
    sold...............     1,853,738            --             --            --            --             --            --
                        -------------   -----------    -----------    ----------   ------------   -----------   ------------
      Total
        receivables....     2,769,595       408,169        736,784            35     1,415,237      1,152,878         5,639
                        -------------   -----------    -----------    ----------   ------------   -----------   ------------
        TOTAL ASSETS...   657,947,257   174,840,605    267,139,854    44,869,957   174,162,056    211,112,320    62,099,567
LIABILITIES
Payable to (receivable
  from) other funds for
  investment election
  changes..............     1,418,585       304,297     (1,485,563)           --            40       (237,359)           --
Payable for investment
  securities
  purchased............       210,320            --             --            --            --             --            --
Accrued expenses.......        28,459         6,180          9,643            --         7,292          8,426            --
                        -------------   -----------    -----------    ----------   ------------   -----------   ------------
        TOTAL
          LIABILITIES..     1,657,364       310,477     (1,475,920)           --         7,332       (228,933)           --
                        -------------   -----------    -----------    ----------   ------------   -----------   ------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS.... $ 656,289,893   $174,530,128   $268,615,774   $44,869,957  $174,154,724   $211,341,253  $62,099,567
                        -------------   -----------    -----------    ----------   ------------   -----------   ------------
                        -------------   -----------    -----------    ----------   ------------   -----------   ------------


                           OTHER         TOTAL
                         ---------
                        <
ASSETS
Investments:
  BAC common stock.....  $      --   $ 698,051,619
  Other common stock...         --           4,014
  Collective investment
    funds..............  4,968,786     662,250,747
  Bank investment,
    insurance and other
    contracts..........         --     170,832,562

Loans to participants..         --      59,513,123
  Other investments....    457,598         457,598
                         ---------   -------------
      Total
        investments....  5,426,384   1,591,109,663
Receivables:
  Employer
    contributions......         --       3,025,753
  Interest and
    dividends..........     14,434       1,623,280
  Investment securities
    sold...............         --       1,853,738
                         ---------   -------------
      Total
        receivables....     14,434       6,502,771
                         ---------   -------------
        TOTAL ASSETS...  5,440,818   1,597,612,434


LIABILITIES
Payable to (receivable
  from) other funds for
  investment election
  changes..............         --              --
Payable for investment
  securities
  purchased............         --         210,320
Accrued expenses.......         --          60,000
                         ---------   -------------
        TOTAL
          LIABILITIES..         --         270,320
                         ---------   -------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS....  $5,440,818  $1,597,342,114
                         ---------   -------------
                         ---------   -------------

                       See notes to financial statements.

                                                     DECEMBER 31, 1992
      ----------------------------------------------------------------------------------------------------------------
           BAC          BOND       DIVERSIFIED                   INCOME         MONEY
         COMMON      INVESTMENT      EQUITY         TRASOP    ACCUMULATION     MARKET      PARTICIPANT
       STOCK FUND       FUND          FUND           FUND         FUND          FUND          LOANS         OTHER
      ------------   -----------   ------------   -----------  ------------   ------------  ------------  ------------


      $539,198,066   $        --   $         --   $48,862,084  $         --   $         --  $         --  $         --
                --            --             --            --            --             --            --            --

         2,786,008    50,824,026    114,333,000           268     1,478,846    107,909,498            --            --


                --            --             --            --   145,972,116             --            --            --
                --            --             --            --            --             --            --            --
                --            --             --            --            --             --            --            --
      ------------   -----------   ------------   -----------  ------------   ------------  ------------  ------------

       541,984,074    50,824,026    114,333,000    48,862,352   147,450,962    107,909,498            --            --


         1,013,251       128,454        321,562            --       289,146        207,043            --            --

             6,205           897          9,113            33       931,231        319,874            --            --

                --            --             --            --            --             --            --            --
      ------------   -----------   ------------   -----------  ------------   ------------  ------------  ------------

         1,019,456       129,351        330,675            33     1,220,377        526,917            --            --
      ------------   -----------   ------------   -----------  ------------   ------------  ------------  ------------
       543,003,530    50,953,377    114,663,675    48,862,385   148,671,339    108,436,415            --            --





           528,797       196,758       (808,388)           --         5,565         77,268            --            --


                --            --             --            --            --             --            --            --
            25,231         2,405          5,020            --         6,885          5,459            --            --
      ------------   -----------   ------------   -----------  ------------   ------------  ------------  ------------

           554,028       199,163       (803,368)           --        12,450         82,727            --            --
      ------------   -----------   ------------   -----------  ------------   ------------  ------------  ------------

      $542,449,502   $50,754,214   $115,467,043   $48,862,385  $148,658,889   $108,353,688  $         --  $         --
      ------------   -----------   ------------   -----------  ------------   ------------  ------------  ------------
      ------------   -----------   ------------   -----------  ------------   ------------  ------------  ------------


         TOTAL
     --------------


     $  588,060,150
                 --

        277,331,646


        145,972,116
                 --
                 --
     --------------

      1,011,363,912


          1,959,456

          1,267,353

                 --
     --------------

          3,226,809
     --------------
      1,014,590,721





                 --


                 --
             45,000
     --------------

             45,000
     --------------

     $1,014,545,721
     --------------
     --------------

                       See notes to financial statements.

                              BANKAMERISHARE PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                            YEAR ENDED DECEMBER 31, 1993
                       -----------------------------------------------------------------------------------------------------------
                                                                       INCOME
                           BAC        BOND     DIVERSIFIED             ACCUMU-     MONEY
                         COMMON    INVESTMENT    EQUITY      TRASOP    LATION      MARKET    PARTICIPANT
                       STOCK FUND     FUND        FUND        FUND      FUND        FUND       LOANS        OTHER        TOTAL
                      -----------    ------      ------      ------    ------      ------      -----       -------   --------------
ADDITIONS TO
PLAN ASSETS
CONTRIBUTIONS:
 Participant.... $ 28,788,885 $ 12,614,606 $ 23,441,821 $        -- $ 16,561,490 $ 16,046,497 $        -- $       -- $   97,453,299
 Employer.......   25,970,290    9,531,337   17,194,449          --    8,077,049   12,002,532          --         --     72,775,657
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
 Total
 contributions     54,759,175   22,145,943   40,636,270          --   24,638,539   28,049,029          --         --    170,228,956
INVESTMENT INCOME:
 Dividend income:
  BAC common
   stock.          20,227,580           --           --   1,412,529           --           --          --         --     21,640,109
  Other common
   stock.                  --           --      579,664          --           --           --          --         --        579,664
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
   Total
    dividends...   20,227,580           --      579,664   1,412,529           --           --          --         --     22,219,773
 Interest income:
  Collective
   investment
   funds........      177,480    1,445,744      495,121       1,414       59,491    7,279,733         825    196,008      9,655,816
  Bank investment,
   insurance
   and other
   contracts....           --           --           --          --   11,419,170           --          --         --     11,419,170
  Other.........           --           --           --          --           --           --   2,009,780      1,812      2,011,592
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
   Total interest
    income.......     177,480    1,445,744      495,121       1,414   11,478,661    7,279,733   2,010,605    197,820     23,086,578
  Other income...     244,428           --        4,021          --           --           --          --     34,391        282,840
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
   Total
    investment
    income.......  20,649,488    1,445,744    1,078,806   1,413,943   11,478,661    7,279,733   2,010,605    232,211     45,589,191
REALIZED GAINS
 FROM INVESTMENT
 TRANSACTIONS:
  Proceeds.......  26,719,318    9,970,329    3,988,409   2,332,232   28,380,848           --          --        295     71,391,431
  Cost...........  26,712,543    8,906,724    3,118,320   1,333,692   28,380,848           --          --        295     68,452,422
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
                        6,775    1,063,605      870,089     998,540           --           --          --         --      2,939,009
  Adjustments of
   cost bases
   incident to
   internal sales  23,040,264           --           --          --           --           --          --         --     23,040,264
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
    Total
     realized
     gains.......  23,047,039    1,063,605      870,089     998,540           --           --          --         --     25,979,273
CHANGE IN
 UNREALIZED
 APPRECIATION
 (DEPRECIATION):
  BAC common
   stock......... (39,468,115)          --           --  (1,814,203)          --           --          --         --    (41,282,318)
  Other
   investments...          --   11,262,629   21,869,067          --           --           --          --    106,941     33,238,637
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
   Change in
    unrealized
    appreciation
    (deprecia-
     tion)....... (39,468,115)  11,262,629   21,869,067  (1,814,203)          --           --          --    106,941     (8,043,681)
  Trustee-to-
   trustee
   transfers..... 144,289,391  116,262,905  106,776,355          --           --  126,276,979  18,658,645  6,301,389    518,565,664
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
     TOTAL ADDI-
      TIONS...... 203,276,978  152,180,826  171,230,587     598,280   36,117,200  161,605,741  20,669,250  6,640,541    752,319,403

DEDUCTIONS FROM
 (ADDITIONS TO)
 PLAN ASSETS
DISTRIBUTIONS TO
 PARTICIPANTS:
  BAC common
   stock.........  16,112,689           --           --     845,832           --           --          --         --     16,958,521
  Cash and
   other
   settlement....  32,883,194   23,670,820   24,976,507   2,332,025   11,355,571   30,619,553   3,734,653  1,199,723    130,772,046
  Employee
   in-service
   withdrawals...   9,502,766    2,325,478    2,341,762          --    1,732,743    3,456,810          --         --     19,359,559
  Dividends on
   BAC common
    stock........          --           --           --   1,412,528           --           --          --         --      1,412,528
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
     Total
      distribu-
      tions to
      partici-
      pants....... 58,498,649   25,996,298   27,318,269   4,590,385   13,088,314   34,076,363   3,734,653  1,199,723    168,502,654
  Net partici-
    pant loan
    activity...... 24,838,103    3,229,432    5,695,599          --    5,090,520    6,605,317 (45,458,971)        --             --
  Net partici-
   pants'
   investment
   election
    changes.......  6,033,784   (1,030,242) (15,295,278)        323   (7,577,331)  17,868,744          --         --             --
  Distribution to
    other plans...     39,811      203,833      354,520          --           --       60,036     294,001         --        952,201
  Administrative
    expenses......     26,240        5,591        8,746          --       19,862        7,716          --         --         68,155
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
      TOTAL
       DEDUCTIONS
       (ADDITIONS) 89,436,587   28,404,912   18,081,856   4,590,708   10,621,365   58,618,176 (41,430,317) 1,199,723    169,523,010
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
    Total
     increase
     (decrease)
     in net
     assets...... 113,840,391  123,775,914  153,148,731  (3,992,428)  25,495,835  102,987,565  62,099,567  5,440,818  582,796,393
  Net assets
   available for
   plan benefits
   at beginning
   of year....... 542,449,502   50,754,214  115,467,043  48,862,385  148,658,889  108,353,688          --         --  1,014,545,721
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
    NET ASSETS
     AVAILABLE
     FOR PLAN
     BENEFITS
     AT
     END OF
     YEAR........$656,289,893 $174,530,128 $268,615,774 $44,869,957 $174,154,724 $211,341,253 $62,099,567 $5,440,818 $1,597,342,114
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------
                 ------------ ------------ ------------ ----------- ------------ ------------ ----------- ---------- --------------


                       See notes to financial statements.

                                                 YEAR ENDED DECEMBER 31, 1992
   --------------------------------------------------------------------------------------------------------------------------
                                                          INCOME
        BAC          BOND     DIVERSIFIED                ACCUMU-         MONEY
       COMMON     INVESTMENT    EQUITY       TRASOP       LATION         MARKET     PARTICIPANT
     STOCK FUND      FUND        FUND         FUND         FUND           FUND         LOANS         OTHER          TOTAL
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------



    $ 21,981,652  $2,348,220  $ 6,097,504  $       --  $  6,997,559   $ 5,635,641   $        --   $        --   $   43,060,576
      21,838,375   4,243,472   10,710,938          --    14,869,638     9,848,361            --            --       61,510,784
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------

      43,820,027   6,591,692   16,808,442          --    21,867,197    15,484,002            --            --      104,571,360



      15,335,410          --           --   1,455,924            --            --            --            --       16,791,334

              --          --           --          --            --            --            --            --               --
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------

      15,335,410          --           --   1,455,924            --            --            --            --       16,791,334



         117,588      39,475      115,220          49       169,953     4,335,188            --            --        4,777,473



              --          --           --          --    10,668,581            --            --            --       10,668,581
              --          --           --          --            --            --            --            --               --
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------

         117,588      39,475      115,220          49    10,838,534     4,335,188            --            --       15,446,054
              --          --           --          --            --            --            --            --               --
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------


      15,452,998      39,475      115,220   1,455,973    10,838,534     4,335,188            --            --       32,237,388



      21,028,387     518,491           60   4,308,173    27,839,562            --            --            --       53,694,673
      21,028,503     456,125           48   2,686,043    27,839,562            --            --            --       52,010,281
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------
            (116)     62,366           12   1,622,130            --            --            --            --        1,684,392



      19,299,761          --           --          --            --            --            --            --       19,299,761
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------


      19,299,645      62,366           12   1,622,130            --            --            --            --       20,984,153





      95,620,562          --           --   9,863,679            --            --            --            --      105,484,241

              --   3,404,726    7,681,763          --            --            --            --            --       11,086,489
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------




      95,620,562   3,404,726    7,681,763   9,863,679            --            --            --            --      116,570,730


              --          --           --          --            --            --            --            --               --
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------

     174,193,232  10,098,259   24,605,437  12,941,782    32,705,731    19,819,190            --            --      274,363,631







      11,384,305          --           --     999,556            --            --            --            --       12,383,861


      28,947,407   5,633,121    9,647,607   3,947,724    16,644,527    14,541,145            --            --       79,361,531


      11,643,112     805,791    1,467,005          --     3,024,924     2,317,238            --            --       19,258,070


              --          --           --   1,455,924            --            --            --            --        1,455,924
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------




      51,974,824   6,438,912   11,114,612   6,403,204    19,669,451    16,858,383            --            --      112,459,386


              --          --           --          --            --            --            --            --               --




      14,251,695    (991,593)  (7,760,645)         --    (4,809,263)     (690,194)           --            --               --

              --          --           --          --            --            --            --            --               --

          25,231       2,405        5,020          --        35,681         5,459            --            --           73,796
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------


      66,251,750   5,449,724    3,358,987   6,403,204    14,895,869    16,173,648            --            --      112,533,182
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------




     107,941,482   4,648,535   21,246,450   6,538,578    17,809,862     3,645,542            --            --      161,830,449




     434,508,020  46,105,679   94,220,593  42,323,807   130,849,027   104,708,146            --            --      852,715,272
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------






    $542,449,502 $50,754,214 $115,467,043 $48,862,385  $148,658,889  $108,353,688   $        --   $        --   $1,014,545,721
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------
   -------------  ----------  -----------  ---------- --------------  ------------  ------------  ------------  --------------


                       See notes to financial statements.

                              BANKAMERISHARE PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1993

NOTE A--DESCRIPTION OF PLAN

     The following description of the BankAmerishare Plan (the Plan) is provided for information purposes only. For a complete description of the Plan, see the BankAmerica Corporation (BAC) publication, Your Employee Handbook--Benefits (Exec-40), and any appendices.

     The Plan is a cash or deferred profit-sharing plan providing tax deferred investment opportunities to salaried employees of BAC or its participating subsidiaries. Employees are eligible to participate in the Plan after completing 12 months of service. Eligible employees may elect to defer a specified percentage of their qualified earnings by having an employer contribution made to the Plan on their behalf on a pre-tax basis. Participating employers contribute a matching contribution equal to (1) 100% of pre-tax contributions not exceeding 2% of qualified earnings and 50% of any additional pre-tax contributions not exceeding the next 4% of qualified earnings during an employee's first 10 years of covered service and (2) 100% of pre-tax contributions not exceeding 4% of qualified earnings and 50% of any additional pre-tax contributions not exceeding the next 2% of qualified earnings thereafter. Certain restrictions are imposed on Plan contributions made by "highly compensated" employees, as defined by the Plan. An employee's interest in all contributions is fully vested and is distributable at the first to occur of death, retirement or termination of employment. In addition, the Plan allows employees to make certain hardship and other in-service withdrawals.

     Effective April 1, 1993, a participating employee with an account balance of at least $1,000 may generally apply for two types of loans. A regular loan, which can be used for any purpose, has a repayment period of up to 4 years. A home loan, which must be used for the purchase of the participating employee's principal residence, has a repayment period of up to 14 years. The minimum loan amount is $500. The maximum loan amount is the lesser of one-half of the participant's account balance or $50,000 reduced by the participant's highest outstanding loan balance at any time during the last 12 months. The interest rate on a loan is fixed at the beginning of its term and is currently equal to the Bank of America NT&SA Reference Rate plus 1%. Loan repayments include both principal and interest, and such payments are made at mid-and end-of-month.

     A participating employee may direct investment of the employee and employer matching contributions in one or more of five funds: the BAC Common Stock Fund, the Bond Investment Fund, the Diversified Equity Fund, the Income Accumulation Fund and the Money Market Fund. The BAC Common Stock Fund is invested in BAC common stock. Effective July 1, 1993, participants may not direct more than 50% of their contributions into the BAC Common Stock Fund, nor make a transfer into this fund to the extent it would cause more than 50% of the participant's total account balance to be invested in the BAC Common Stock Fund. The Bond Investment Fund is currently invested in units of Bank of America Collective Investment Trust Intermediate Treasury Bond Index Fund (Bond Index Fund), which is a portfolio invested to closely track the Lehman Brothers Intermediate (1 to 10 year maturity) U.S. Treasury Securities Index. The Diversified Equity Fund is currently invested in units of Bank of America Collective Investment Trust Index Fund (Equity Index Fund), which is a portfolio of common stocks invested to closely track the Standard & Poor's 500 Stock Index. The Income Accumulation Fund may be invested in bank investment contracts (BICs), insurance contracts and other contracts issued by financial intermediaries which are backed by fixed-income securities. Certain restrictions apply to transfers to and from the Income Accumulation Fund. Each of the above funds may have a small portion of their assets invested in units of Bank of America Employee Benefits Short Term Investment Fund (STIF). All of the Money Market Fund is currently invested in units of STIF.

                              BANKAMERISHARE PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1993

     The Plan also includes a Tax Reduction Act Stock Ownership Program (TRASOP) under which additional employer contributions were made based on investment tax credits from prior tax years. TRASOP contributions were used to purchase BAC common stock. It is expected that there will be no future contributions to the TRASOP Fund.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) for employee benefit plans. These principles also conform with the reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) except that for these financial statements: (1) payables to participants are not classified as a liability of the Plan as described below under "Benefits Due But Unpaid," and (2) investments are reported at values which approximate fair market value, determined in the manner described below under "Accounting for Investments."

Benefits Due But Unpaid

     Withdrawals and settlements due participants at December 31, 1993 and 1992 are $14,752,189 and $4,550,739, respectively. These amounts are included in net assets available for plan benefits in accordance with GAAP and are not recorded as liabilities of the Plan. These benefit amounts are recorded in the Form 5500 as liabilities in accordance with ERISA reporting requirements. This change in presentation resulted in an increase to Net Assets Available For Plan Benefits at December 31, 1992 of $4,550,739.

Financial Statement Presentation

     Effective January 1, 1993, the Security Pacific Thrift Plus Plan, the Valley Capital Corporation 401(k) Profit Sharing Plan & Trust, Employees' Profit Sharing Plan & Trust of Honfed Bank, AFSB and the Honfed Bank, AFSB 401(k) Plan were merged with and into the Plan. The effect of these plan mergers are reflected in the Trustee-to-Trustee Transfers line in the Statements of Changes in Net Assets Available for Plan Benefits. The Plan's 1993 Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits reflect the effects of the merger with the above plans and are therefore not comparable to 1992.

Accounting for Investments

     Securities listed on a stock exchange are valued at the last sale price on the last business day of the year on the principal exchange on which they are traded. Securities not listed on any stock exchange and securities for which no sale was reported as of the close of trading of the principal exchange are valued at the last sale price within five days of the last business day of the year or at the quoted price of a dealer who regularly trades in the security being valued. Money market funds are valued at cost which approximates market value. Investments in collective investment funds are valued at the net asset value per unit reported by the trustee of the respective funds. The bank investment, insurance and other contracts are valued at cost plus reinvested interest. If the contracts are terminated before their expiration dates or if certain other events occur, the value of the contract may be reduced by a penalty, a market value adjustment, or both.

     Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

                              BANKAMERISHARE PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1993

Cash dividends paid on BAC common stock may be reinvested through the dividend reinvestment feature of the BAC sponsored Shareholder Investment Plan. Cash dividends that accrue to shares held through the TRASOP are paid in cash to participants. The original bases of investments in STIF are adjusted to recognize investment income. Income on the Bond Index Fund and the Equity Index Fund does not affect the original bases of investments, but is reflected in the market value as unrealized appreciation/depreciation. Realized gains or losses on investments sold or matured are generally computed using an average cost. Adjustments of cost bases incident to internal sales occur when shares of BAC common stock are acquired for Plan participants from other participants who are making transfers, or receiving cash distributions, withdrawals or loans from the BAC Common Stock or TRASOP Funds. Under ERISA reporting requirements realized gains and losses are computed using the fair market value of the assets at the beginning of the period, or at purchase date if bought and sold during the same period. Consequently, the realized gains/losses and unrealized appreciation/depreciation in these financial statements differ from those being reported under ERISA reporting requirements, however, there is no effect on the net assets available for plan benefits.

     Loans to participants are recorded at the principal amount outstanding. Interest earned on loans is recorded as other interest income. Loan balances for terminated employees that are determined to be in default are recorded as distributions to participants.

Expenses

     The Plan provides that brokerage fees and stock transfer taxes directly incurred in buying and selling securities for the Plan, service charges on bank investment, insurance and other contracts for the Income Accumulation Fund, consulting fees, audit fees and any fees of an agent purchasing BAC stock for the BAC Common Stock Fund, will be paid by the Trustee out of the assets of the Plan. Other costs of establishing and administering the Plan, including the Trustee's compensation, will be paid by the participating employers, except that certain expenses attributable to administering the TRASOP Fund may be paid from the contributions to or assets of that fund.

NOTE C--TAX STATUS

     A favorable determination letter on the qualified status of the Plan under section 401(a) of the Internal Revenue Code has been obtained from the Internal Revenue Service.

NOTE D--TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

     BAC and affiliates are parties-in-interest to the Plan under ERISA. A "party-in-interest" is broadly defined under ERISA to include a fiduciary, any employer whose employees are covered by the Plan, any person providing services to the Plan, any officer, director or 10% or more shareholder of any such employer or person providing services to the Plan and any relatives thereof.

     Bank of America National Trust and Savings Association, a wholly owned subsidiary of BAC, is the Trustee of the Plan. Under the Trust Agreement, the Trustee is paid by the participating employers. The Trustee also has an agreement with BAC under which the Plan may purchase shares of BAC common stock directly from BAC at a formula price. The Plan, through the Trustee, may reinvest BAC common stock dividends through the BAC sponsored Shareholder Investment Plan.

     The Plan also has certain investments with parties-in-interest. At December 31, 1993, the following investments with parties-in-interest represented 5% or more of the Plan's December 31, 1993 net assets available for plan benefits: BAC common stock ($698,051,619); Bond Index Fund ($172,924,231); Equity Index Fund ($262,978,399); and STIF ($226,348,117).

                              BANKAMERISHARE PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1993

     There were: 141 purchases ($41,263,740) and 131 sales ($27,197,811) of BAC common stock; 13 purchases ($128,204,848) and 11 sales ($18,164,328) of Bond Index Fund units; 22 purchases ($145,985,355) and 11 sales ($16,700,394) of Equity Index Fund units; and 1,493 purchases ($692,102,660) and 783 sales ($646,438,760) of STIF units during 1993.

     In 1990, the Employees' Profit Sharing Plan and Trust (EPSP&T) of Honfed Bank, AFSB, (Honfed), which merged into the Plan in 1993, purchased seven loans from Honfed, a related party. In 1991, Honfed purchased four of these loans back from the EPSP&T. The remaining three loans have been repaid in full with all interest. BAC is conducting an investigation of this transaction to determine
(1) if a prohibited transaction occurred and, if a prohibited transaction did occur, (2) what is the appropriate corrective action. It is not expected that any corrective action would have a material effect on the Net Assets Available for Plan Benefits of the Plan.

NOTE E--SUBSEQUENT EVENT

     Effective January 27, 1994, BAC and Continental Bank Corporation (Continental) entered into a Restated Agreement and Plan of Merger (Agreement). The completion of this transaction is conditioned upon approval by Continental's shareholders and certain other conditions, including regulatory approvals. Under the Agreement, the Continental employee benefits plans would be discontinued or merged with the BAC employee benefit plans as soon as practicable after the corporate merger date. The employees of Continental and its participating subsidiaries, will become eligible to participate in the BAC sponsored plans on the same terms as such plans are generally offered to Bank of America NT&SA employees in comparable positions.

                              BANKAMERISHARE PLAN

                            SCHEDULE OF INVESTMENTS

                               DECEMBER 31, 1993

                                                                           NUMBER OF
                                                                           SHARES OR
                                                                            UNITS OR                       APPROXIMATE
                                                                           PRINCIPAL                         MARKET
                                                                             AMOUNT           COST            VALUE
                                                                           ----------    --------------
BANKAMERICA CORPORATION COMMON STOCK FUND
  *BAC Common Stock......................................................  14,084,814    $  383,644,352   $ 653,183,262
  *Bank of America Short Term Investment Fund............................   1,994,400         1,994,400       1,994,400
                                                                                         --------------   -------------
        TOTAL INVESTMENTS OF BANKAMERICA
          CORPORATION COMMON STOCK FUND..................................                $  385,638,752   $ 655,177,662
                                                                                         --------------   -------------
                                                                                         --------------   -------------
BOND INVESTMENT FUND
  *Bank of America Collective Investment Trust Intermediate Treasury
      Bond Index Fund....................................................   8,517,554    $  155,013,521   $ 172,924,231
  *Bank of America Short Term Investment Fund............................   1,508,205         1,508,205       1,508,205
                                                                                         --------------   -------------
        TOTAL INVESTMENTS OF BOND INVESTMENT FUND........................                $  156,521,726   $ 174,432,436
                                                                                         --------------   -------------
                                                                                         --------------   -------------
DIVERSIFIED EQUITY FUND
Common stock:
   Chase Manhattan Corporation...........................................         494    $        1,863   $       4,014
   Tandon Corporation....................................................         492                 1               0
                                                                                         --------------   -------------
        Total common stock...............................................                         1,864           4,014
Collective investment funds:
  *Bank of America Collective Investment Trust Index Fund................  15,748,813       199,309,762     262,978,399
  *Bank of America Short Term Investment Fund............................   3,420,657         3,420,657       3,420,657
                                                                                         --------------   -------------
        Total collective investment funds................................                   202,730,419     266,399,056
                                                                                         --------------   -------------
        TOTAL INVESTMENTS OF DIVERSIFIED EQUITY FUND.....................                $  202,732,283   $ 266,403,070
                                                                                         --------------   -------------
                                                                                         --------------   -------------
TRASOP FUND
  *BAC Common Stock......................................................     967,512    $   25,643,931   $  44,868,357
  *Bank of America Short Term Investment Fund............................       1,565             1,565           1,565
                                                                                         --------------   -------------
        TOTAL INVESTMENTS OF TRASOP FUND.................................                $   25,645,496   $  44,869,922
                                                                                         --------------   -------------
                                                                                         --------------   -------------
INCOME ACCUMULATION FUND
Bank investment, insurance and other contracts:
   Allstate Life (8.17% due 10/31/94)....................................   9,659,825    $    9,659,825   $   9,659,825
  *Bank of America (9.20% due 7/31/94)...................................  10,304,986        10,304,986      10,304,986
   Bankers Trust (6.71% due 8/15/96).....................................  11,081,871        11,081,871      11,081,871
   Citibank Saver (5.47% due 7/31/97)....................................  10,093,723        10,093,723      10,093,723
   CNA Insurance (8.30% due 5/01/95).....................................  13,782,009        13,782,009      13,782,009
   Hartford Life (5.45% due 4/30/97).....................................   9,284,420         9,284,420       9,284,420
   John Hancock (5.40% due 10/31/96).....................................  10,419,771        10,419,771      10,419,771
   LaSalle National Bank of Chicago (7.00% due 10/31/95).................  13,321,637        13,321,637      13,321,637
   Lehman Govt Securities (6.67% due 4/30/96)............................  10,956,700        10,956,700      10,956,700
   Metropolitan Life (8.20% due 1/31/95).................................  14,104,203        14,104,203      14,104,203
   Morgan Bank (Delaware) (8.88% due 1/31/94)............................  11,792,774        11,792,774      11,792,774
   New York Life (5.37% due 1/31/97).....................................   8,464,706         8,464,706       8,464,706
   Protective Life (5.11% due 10/31/97)..................................  12,419,419        12,419,419      12,419,419
   Protective Life (9.25% due 7/31/94)...................................   4,657,800         4,657,800       4,657,800
   Provident Life & Accident (7.00% due 1/31/96).........................   8,904,735         8,904,735       8,904,735
   Rabobank Nederland (6.91% due 7/31/95)................................  11,583,983        11,583,983      11,583,983
                                                                                         --------------   -------------
        Total bank investment, insurance and other contracts.............                   170,832,562     170,832,562
  *Bank of America Short Term Investment Fund............................   1,914,257         1,914,257       1,914,257
                                                                                         --------------   -------------
        TOTAL INVESTMENTS OF INCOME
          ACCUMULATION FUND..............................................                $  172,746,819   $ 172,746,819
                                                                                         --------------   -------------
                                                                                         --------------   -------------
MONEY MARKET FUND
  *Bank of America Short Term Investment Fund............................  209,959,442   $  209,959,442   $ 209,959,442
                                                                                         --------------   -------------
        TOTAL INVESTMENTS OF MONEY MARKET FUND...........................                $  209,959,442   $ 209,959,442
                                                                                         --------------   -------------
                                                                                         --------------   -------------
PARTICIPANT LOANS
   Loans to participants (1993: 7%)......................................  59,513,123    $   59,513,123   $  59,513,123
  *Bank of America Short Term Investment Fund............................   2,580,805         2,580,805       2,580,805
                                                                                         --------------   -------------
        TOTAL INVESTMENTS OF PARTICIPANT LOANS...........................                $   62,093,928   $  62,093,928
                                                                                         --------------   -------------
                                                                                         --------------   -------------
OTHER
  *Bank of America Short Term Investment Fund............................   4,968,786    $    4,968,786   $   4,968,786
   Other Investments:
   Note secured by a mortgage executed by Evelyn May Giddings............      54,229            54,229          54,229
 **Note secured by a mortgage executed by Kahala Hale Inc................      46,429            46,428          46,428
   Leasehold interest -- Kona Bali Kai...................................           1           250,000         356,941
                                                                                         --------------   -------------
        Total other investments..........................................                       350,657         457,598
                                                                                         --------------   -------------
        TOTAL OTHER......................................................                $    5,319,443   $   5,426,384
                                                                                         --------------   -------------
                                                                                         --------------   -------------

- - ----------
 * Investments with parties-in-interest as defined under ERISA.
** Loan purchased from Honfed in 1990. Refer to Note D. This loan has been repaid in full with all interest in 1994.

                              BANKAMERISHARE PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1993

                                                                                                     FAIR VALUE
                                                                                                     OF ASSET ON
              IDENTITY OF PARTY INVOLVED                  PURCHASE        SELLING        COST OF     TRANSACTION
               AND DESCRIPTION OF ASSET                     PRICE          PRICE          ASSET         DATE       NET GAIN
- - -------------------------------------------------------  -----------    ------------   ------------
CATEGORY (I) -- SINGLE TRANSACTIONS IN EXCESS OF 5% OF
  PLAN ASSETS
Bank of America Collective Investment Trust
  Intermediate Treasury Bond Index Fund................  $116,249,233                  $116,249,233  $116,249,233
Bank of America Collective Investment Trust Index
  Fund.................................................  $108,242,269                  $108,242,269  $108,242,269
CATEGORY (III) -- A SERIES OF TRANSACTIONS IN EXCESS OF
  5% OF PLAN ASSETS
Bank of America Short Term Investment Fund:
  1,493 purchases......................................  $692,102,660                  $692,102,660  $692,102,660
  783 sales............................................                 $646,438,760   $646,438,760  $646,438,760
Bank of America Collective Investment Trust Index Fund:
  22 purchases.........................................  $145,985,355                  $145,985,355  $145,985,355
Bank of America Collective Investment Trust
  Intermediate Treasury Bond Index Fund:
  13 purchases.........................................  $128,204,848                  $128,204,848  $128,204,848

     There were no category (ii) or (iv) reportable transactions during 1993.